FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

São Paulo, Brazil, February 24, 2016 - GPA [BM&FBOVESPA: PCAR4 (PN); NYSE: CBD] announces its results for the fourth quarter of 2015 (4Q15). The comments refer to the consolidated results of the Group or of its business units. All comparisons are with the same period in 2014, except where stated otherwise.

Fourth Quarter and Full Year 2015 Results

CONSOLIDATED

▪       Net sales totaled R$ 19.7 billion in 4Q15 and R$69.1 billion in the year, led by resilient performance of the Food segment, which registered market share gain in the Assaí, Pão de Açúcar and proximity formats;

▪       The Company rolled out important initiatives to adapt to consumers’ needs: continued price competitiveness efforts and promotions, and adjustments to assortments;

▪       Thanks to yearlong initiatives to reduce expenses and increase productivity, selling, general and administrative expenses increased by just 5.1%, significantly lower than the inflation in 4Q15;

▪       Discipline in investments, with the focus on modernizing Extra stores and on organic growth in other formats with higher returns, such as Assaí and Proximity: 25 openings in 4Q15, for a total of 118 new stores in 2015;

▪       The Group’s sound financial position led to the solid cash balance of R$ 11.0 billion at the end of the year, despite the more restrictive consumption scenario. Net cash, including the payment book operation, increased 2.1 times from 2014;

▪       Net cash/EBITDA ratio, including the payment book operation, increased from 0.29 times in 2014 to 1.13 times in 2015;

▪       Gross debt maturity extended by 181 days compared to the prior year, accompanied by continuous reduction in leverage.

FOOD BUSINESS

▪      The food segment continued to perform strongly, with improvements in customer traffic across all banners;

▪       Adjusted EBITDA margin of Multivarejo was 9.2% in 4Q15, reflecting the solid margin despite the economic scenario and significantly higher than the margin in 9M15 (7.1%), with expenses notably increasing below inflation;

▪       Assaí registered net sales growth of 27.8% in 4Q15, the highest in the year, with significant growth of 52% in EBITDA and 6.0% in margin;

▪       Investments in store renovations reached the highest level in the last three years. Store modernizations were carried out at all banners in the Food segment, most intensively at Extra, which corresponded to 25% of the banner's sales in 2015.

VIA VAREJO

▪       Net sales of R$5.4 billion in 4Q15, with market share gain in the overall market and recovery in sales levels compared to 2Q15 and 3Q15, led by increased competitiveness and more attractive promotions;

▪       Important adjustments to the cost structure throughout 2015, resulting in better dilution of costs in 4Q15 compared to previous quarters;

▪       Adjusted EBITDA in the year totaled R$1.3 billion, with adjusted EBITDA margin of 6.9%.

CNOVA

▪      GMV growth of 16.4% in 2015. Marketplace share of GMV sales reached 15.8% in Brazil in the 4Q15.

	Consolidated (1)						Food Businesses			Via Varejo
(R$ million)(2)	4Q15	4Q14	Δ	2015	2014	Δ	4Q15	4Q14	Δ	4Q15	4Q14	Δ

Gross Revenue	21,990	21,942	0.2%	76,933	72,804	5.7%	11,329	10,653	6.3%	6,173	7,209	-14.4%
Net Revenue	19,709	19,665	0.2%	69,115	65,525	5.5%	10,477	9,818	6.7%	5,442	6,382	-14.7%
Gross Profit	4,378	5,246	-16.5%	16,113	16,945	-4.9%	2,641	2,670	-1.1%	1,645	2,202	-25.3%
Gross Margin	22.2%	26.7%	-450 bps	23.3%	25.9%	-260 bps	25.2%	27.2%	-200 bps	30.2%	34.5%	-430 bps
Total Operating Expenses	(3,795)	(3,652)	3.9%	(13,573)	(12,121)	12.0%	(1,889)	(1,898)	-0.5%	(1,405)	(1,428)	-1.6%
% of Net Revenue	19.3%	18.6%	70 bps	19.6%	18.5%	110 bps	18.0%	19.3%	-130 bps	25.8%	22.4%	340 bps
EBITDA (3)	622	1,622	-61.7%	2,680	4,929	-45.6%	767	785	-2.3%	257	786	-67.4%
EBITDA Margin	3.2%	8.2%	-500 bps	3.9%	7.5%	-360 bps	7.3%	8.0%	-70 bps	4.7%	12.3%	-760 bps
Adjusted EBITDA(4)	921	1,953	-52.9%	3,364	5,371	-37.4%	867	1,027	-15.5%	336	808	-58.4%
Adjusted EBITDA Margin	4.7%	9.9%	-520 bps	4.9%	8.2%	-330 bps	8.3%	10.5%	-220 bps	6.2%	12.7%	-650 bps
Net Financial Revenue (Expenses)	(609)	(430)	41.6%	(1,648)	(1,508)	9.3%	(240)	(157)	52.5%	(283)	(205)	38.0%
% of Net Revenue	3.1%	2.2%	90 bps	2.4%	2.3%	10 bps	2.3%	1.6%	70 bps	5.2%	3.2%	200 bps
Net Income (Loss) - Controlling Shareholders	6	485	-98.8%	251	1,270	-80.2%	240	338	-28.9%	(20)	157	n.a.
Net Margin	0.0%	2.5%	-250 bps	0.4%	1.9%	-150 bps	2.3%	3.4%	-110 bps	-0.4%	2.5%	-290 bps
Adjusted Net Income - Controlling Shareholders (5)	147	688	-78.6%	595	1,546	-61.5%	316	516	-38.8%	4	163	-97.8%
Adjusted Net Margin	0.7%	3.5%	-280 bps	0.9%	2.4%	-150 bps	3.0%	5.3%	-230 bps	0.1%	2.5%	-240 bps

(1) Includes the results of Cnova (Cnova Brazil + Cdiscount Group); (2) Totals and percentages may not add up due to rounding. All margins were calculated as a percentage of net sales; (3) Earnings before interest, tax, depreciation and amortization; (4) EBITDA adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses; (5) Net Income adjusted by the total of “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses, as well as the respective effects of associated income tax.

MESSAGE FROM THE MANAGEMENT

The year 2015 was one of formidable challenges for Brazil and a period when focus and discipline were even more crucial to achieving results and overcoming obstacles. That was how GPA, through its multi-format, multi- channel and multi-region approach, rolled out its strategy, which, combined with important adjustments in the process of adapting the Company to the economic scenario, helped it achieve its goals.

In 2015, we invested in the integration of our businesses and in a solid synergy plan, especially among back office areas so that each business unit could focus on its business objectives, advancing operations and strengthening their competitive advantages.

It was also a year when, despite a challenging scenario, we went ahead with our organic growth plan and opened 118 stores, focusing primarily on higher-return models, such as cash & carry, through Assaí, and proximity, mainly through Minuto Pão de Açúcar.

In the case of Assaí, we opened 11 new stores and increased our market share. The chain posted solid net sales growth of 25.5%, and EBITDA growth of more than 40% in the year, besides generating sufficient cash to fund its own growth, for the first time.

At Multivarejo, the banners were flexible and quick in adapting their assortment and services, each following their vocation and positioning, according to consumers’ needs and in line with the economic scenario. Pão de Açúcar once again underlined its leadership in the premium supermarket segment and has registered market share gains for two consecutive years. The proximity format registered growth in customer traffic and sales, offering – through the Minuto Pão de Açúcar and Minimercado Extra brands - different store models according to the profiles of each banner’s target market.

At Extra, we continued our strategy of increasing competitiveness and modernized 62 hypermarkets and supermarkets. These measures helped to regain momentum in sales and better trend in customer traffic. However, the results of renovations during the year were still short of the Company’s goals.  Next year, we will focus on advancing the store renovation plan and price competitiveness strategy, on strengthening the quality and assortment of perishables and on reducing stock outs, aiming to increase operating efficiency and maintain the format’s profitability.

Via Varejo, despite a more challenging scenario for the electronics and home appliances market, carried out adjustments to its structure by optimizing processes and rationalizing expenses, all as part of the measures being taken to adapt the Company to the evolving scenario. Furthermore, the intensification of commercial initiatives from the third quarter helped regain market share and increase sales. At Cnova, this was one more year of GMV growth and increase in marketplace share, as well as initiatives focused on improving customer service.

Sustainability remains one of our strategic pillars, in line with the guidelines of the Casino Group and the five commitments of GPA: Valuing our People, Conscientious Consumption and Supply, Transforming the Value Chain, Environmental Impact Management and Social Engagement. In 2015, all banners rolled out high-impact initiatives for each of these pillars. We registered important results in promoting diversity, setting targets for hiring persons with disabilities, and taking effective actions to increase the presence of women in leadership positions. We remain committed to mitigating risks to the environment, playing a positive role in society, always in alignment with the principles of the UN Global Compact.

It was a year when we also made progress in our governance practices across all businesses. We have active committees and processes designed to ensure benefits to all those involved, always observing the rights and interests of our stakeholders.

We have a better and well prepared company for 2016. We will remain fully focused on the customer, while maintaining a strict and disciplined approach to investments, and on actions that will ensure the Company’s sustainable growth while creating value for our shareholders.

Sales Performance

Net Revenue		4Q15 x		2015 x
		4Q14		2014
(R$ million)	4Q15	Δ	2015	Δ
Consolidated (1)	19,709	0.2%	69,115	5.5%
Food Businesses	10,477	6.7%	37,198	7.1%
Multivarejo (2)	7,344	-0.3%	26,744	1.2%
Assaí	3,133	27.8%	10,453	25.5%
Non-Food Businesses	9,253	-6.2%	31,989	3.7%
Cnova (3)	3,792	9.5%	12,722	55.7%
Via Varejo (4)	5,460	-14.7%	19,267	-15.0%

Δ Net 'Same-Store' Sales
	4Q15	2015
Consolidated (1)	-2.3%	-1.2%
Multivarejo + Assaí	1.9%	2.6%
Cnova (3)	9.5%	18.3%
Via Varejo (4)	-15.2%	-16.4%

(1) Excludes revenue from intercompany transactions; (2) Extra and Pão de Açúcar banners. Includes revenue from the leasing of commercial centers; (3) Cnova: Cnova Brazil + Cdiscount Group. Includes revenue from marketplace commissions, excluding merchandise volumes; (4) Includes revenue from intercompany transactions. Excluding the stores closed to comply with the decision by Brazil's antitrust agency CADE, the decrease in the quarter would have been 13.9%.

Sales Performance – Consolidated

▪        In 4Q15, consolidated net sales totaled R$19.7 billion, impacted by the worsening macroeconomic scenario in Brazil during the course of the year, which significantly affected consumption, especially of durable goods.

▪       The highlight of the quarter was the strong growth at Assaí (+27.8%), which, combined with the ongoing renovation of Extra stores and the resilience of other Multivarejo banners, resulted in the 6.7% sales growth in the Food segment.  Despite the economic slowdown, same-store sales in the Food category grew in comparison with 4Q14, reflecting the growth in customer traffic across all banners.

▪     It is important to emphasize the efforts made by the Company to adapt itself to consumers' needs on account of the economic scenario, notably the adjustments to the assortment and initiatives to increase operating efficiency and, consequently, boost competitiveness. Another highlight was the launch of the "Vamo Junto” campaign which, for the first time, launched a nationwide initiative that brought together, initially, all of the Group's brands, supported by key suppliers, to offer more attractive prices, promotions and services.

▪        During the quarter, 25 new stores were opened, of which 24 were in the food segment (9 Minuto Pão de Açúcar, 7 Assaí, 6 Minimercado Extra, 1 Pão de Açúcar, and 1 fuel station) and 1 Casas Bahia store. The Company's expansion efforts will continue to prioritize higher-return formats.

▪        In 2015, net sales totaled R$69.1 billion, driven by the inauguration of 118 new stores, with 91 in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 Casas Bahia stores.

▪        In 2016, the Company will continue to focus on price competitiveness to continue gaining market share through higher productivity and operating efficiency and the expansion of higher-return formats.

Food Business (Multivarejo + Assaí)

▪     Net sales in the quarter grew 6.7%, with the inauguration of 91 stores in the last 12 months (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station). Same-store sales in the Food Business grew 1.9%, impacted primarily by non-food sales at hypermarkets due to the current economic scenario, which led to a drop in sales of durable goods in the entire market.

▪       The performance of Food category remained resilient despite the changes in behavior of consumers, who are increasingly seeking more first-price products or products in promotion. Despite this scenario, Multivarejo and Assaí posted higher same-store Christmas and Black Friday sales than in the whole of the quarter.

▪        Multivarejo: continuous market-share gains in the Pão de Açúcar banner as a result of the focus on monitoring and improving service quality, differentiated customer service and assortment, as well as on Proximity stores (Minimercado Extra and Minuto Pão de Açúcar) due to the advances in "clustering" and adjustment of assortment at stores. The Extra banner registered an increase in customer traffic compared to 2014, as a result of competitive pricing, store renovations and the training of employees specializing in perishables (bakers, butchers, fishmongers, confectioners, etc.)

▪        The plan to renovate Extra stores, rolled out this year, included the modernization of 62 stores (35 hypermarkets and 27 supermarkets), which revised their product assortments and improved customer service, among other initiatives. Renovations already account for about 25% of the banner’s sales. Renovated stores posted a significantly higher growth than unrenovated stores.

▪        Assaí: strong organic growth and positioning resulted in solid growth throughout the year, which proves the effective strategy of the format. In 4Q15, net sales grew 27.8%, outpacing annual growth (25.5%), driven by above-inflation same-store sales and the inauguration of 7 stores in the quarter, 3 of which in the Northeast region, which already has 21 stores. In the last 12 months, 11 stores were opened, representing an expansion in sales area of 18% or 56,000 square meters, with the banner ending the year with 95 stores. Furthermore, 5 more stores are under construction and expected to open in the first half of 2016.

Via Varejo

▪       Net sales totaled R$5.5 billion, down 14.7% from 4Q14 or 13.9% after excluding the effect of the closure of 51 stores since 2Q14 to comply with the CADE ruling. On a same-store basis, the decrease was 15.2%.

▪        Via Varejo intensified its sales strategy by improving price competitiveness and strengthening promotions and as a result posted its best sales performance since 2Q15, despite the scenario of a continued decline in consumer spending and confidence. Via Varejo gained market share in the quarter.

▪        Sale of services, such as warranties and insurance, increased 5.2% from 4Q14, with a higher penetration due to initiatives such as training programs for sales teams, telemetry, pricing policies and sales campaigns.  Also in 4Q15, the Company signed a new agreement with Bradesco for cards, which extends the original agreement and adds benefits that are expected to drive sales and profitability of financial products at the Casas Bahia banner.

▪        The Crescer Mais Project already has 121 stores with the new concept of a Furniture category, 176 stores with the new concept of selling mobile phones and 81 banner conversions.

▪        Rollout of Click-&-Collect operations (online sales with pickup at stores) at all stores using the inventory of Via Varejo.

▪        With the improvement in sales performance in 4Q15, Via Varejo closes the year with a 15.0% decline in net sales, which represents a significant improvement from the two previous quarters (2Q15 and 3Q15), when sales decreased by 22.2%.

▪       For the coming quarters, Via Varejo will continue to focus on operational excellence, boosting productivity at stores, reducing distribution costs and strengthening its commercial strategy, which will leave it better prepared to recover sales and increase market share gains.

Cnova

Highlights of the fourth quarter of 2015

▪       GMV totaled €1,327 million in 4Q15 (+2.1% at constant currency and -9.3% on a reported basis, compared to the same period in 2014). On a constant currency basis, GMV declined 11.3% at Cnova Brazil.

✓  Marketplace share of GMV reached 24.3% (+1,074 bps year-on-year) in the fourth quarter of 2015 (Cnova Brazil at 15.8%, +1,100 bps year-on-year).

▪      Net sales totaled €899 million in the fourth quarter of 2015 (-5.9% yoy on a constant currency basis; -17.7% yoy on a reported basis).

Highlights in 2015

▪       GMV amounted to €4,835 million in 2015, increasing +16.4% on a constant currency basis compared to 2014. After taking into account the strong negative impact (-8.7%) of the depreciation of the Brazilian real against the Euro, reported GMV grew by +7.8%.  At Cnova Brazil, GMV increased by 12.9% on a constant currency basis.

✓  The marketplace share of total GMV increased 916 bps in 2015 and reached 20.5% compared to 11.3% in 2014. Cnova Brazil’s marketplace share of GMV was 10.8% (+725 bps). As of December 31, 2015, active marketplace sellers increased by +43.6% to almost 10,200 while the number of marketplace product offerings increased from 12 million to 28 million (+137%).

▪       Net sales totaled €3,420 million in 2015, up 7.9% (+8.9% excluding the Brazil internal review charge) on a constant currency basis compared to 2014 and stable after taking into account the -8.9% exchange rate impact related to the depreciation of the Brazilian real versus the Euro.

✓  Net sales of Cnova Brazil grew 5.1% (on a constant currency basis), while marketplace commissions grew +252%.

Cnova Investigation

As announced by the Company and the subsidiary Cnova NV, on December 18, 2015, an investigation was launched into employees’ inventory-management practices that is being conducted by law firms. Over the course of works, other topics were added to the investigation related to accounting matters, as announced to the market on January 12, 2016.

The effects from the adjustments identified are materially related to fiscal year 2015 and amount to a negative effect on profit or loss of R$177 million. The main effects are R$47 million in additional provisioning for defective products; R$75 million in write-offs of items in transit with freight carriers, and R$55 million in additional trade accounts payable. The adjustment of write-offs of items in transit with freight carriers mentioned above includes the effect of R$110 million from the reduction in net sales.

Effects related to previous years arising from the investigation impacting the above amounts are considered immaterial in relation to the main lines in the financial statements and in relation to the financial statements taken as a whole. The Management came to this conclusion after considering the quantitative and qualitative aspects.

When preparing the financial statements for the fiscal year ended December 31, 2015, the Company took into consideration all of the information available and does not believe new findings from the independent internal investigation conducted by the law firms could materially affect or change the adjustments identified to date.

Operating Performance

	Consolidated						Consolidated ex. Cnova (2)

(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ	2015	2014	Δ
Gross Revenue	21,990	21,942	0.2%	76,933	72,804	5.7%	61,978	63,343	-2.2%
Net Revenue	19,709	19,665	0.2%	69,115	65,525	5.5%	56,394	57,353	-1.7%
Gross Profit	4,378	5,246	-16.5%	16,113	16,945	-4.9%	15,219	16,103	-5.5%
Gross Margin	22.2%	26.7%	-450 bps	23.3%	25.9%	-260 bps	27.0%	28.1%	-110 bps
Selling Expenses	(3,111)	(2,907)	7.0%	(11,291)	(10,303)	9.6%	(10,361)	(9,858)	5.1%
General and Administrative Expenses	(414)	(445)	-7.0%	(1,711)	(1,484)	15.3%	(1,267)	(1,280)	-1.0%
Equity Income	28	31	-9.8%	112	108	4.4%	112	110	2.0%
Other Operating Revenue (Expenses)	(299)	(331)	-9.7%	(684)	(441)	54.9%	(449)	(386)	16.2%
Total Operating Expenses	(3,795)	(3,652)	3.9%	(13,573)	(12,121)	12.0%	(11,965)	(11,413)	4.8%
% of Net Revenue	19.3%	18.6%	70 bps	19.6%	18.5%	110 bps	21.2%	19.9%	130 bps
Depreciation (Logistic)	38	28	35.3%	141	105	33.6%	115	92	-25.1%
EBITDA	622	1,622	-61.7%	2,680	4,929	-45.6%	3,369	4,782	-29.5%
EBITDA Margin	3.2%	8.2%	-500 bps	3.9%	7.5%	-360 bps	6.0%	8.3%	-230 bps
Adjusted EBITDA (1)	921	1,953	-52.9%	3,364	5,371	-37.4%	3,818	5,168	-26.1%
Adjusted EBITDA Margin	4.7%	9.9%	-520 bps	4.9%	8.2%	-330 bps	6.8%	9.0%	-220 bps

(1)      EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

(2)      For better comparison between the periods, figures exclude the result of Cnova for 2014 and 2015, considering that international operations were only consolidated in GPA as of August 2014.

4Q15

The macroeconomic environment became adverse for consumption during the course of the year, and mainly affected sales of non-food products. Consequently, the Company intensified its efforts at price competitiveness and strengthening of promotions, especially in this segment. As a result, consolidated gross margin was lower than in 4Q14, at 22.2%.

Further to the measures to drive sales, the Company implemented measures to mitigate the impacts of high inflation, most notably: revision of the portfolio of stores and closure of loss-making stores and distribution centers; renegotiation of rental agreements; optimization of media spending; revision of executive benefits; adjustment of headcount in the administrative and operational areas; and initiatives to drive productivity at stores (revision of processes, benchmarks and energy efficiency). This focus on rationalization resulted in selling, general and administrative expenses to increase by just 5.1% in 4Q15, significantly below inflation in the period.

Other operating income and expenses in the quarter are mainly associated with restructuring expenses, net result from property and equipment, and expenses with the investigation at Cnova.

EBITDA adjusted by other operating income and expenses came to R$921 million in the quarter, with margin of 4.7%. Compared to the margin in 4Q14, the difference is mainly due to the lower share of Via Varejo and Cnova in the Company’s EBITDA.

2015

The international operations of Cnova started being consolidated into GPA in August 2014 and hence the results of 2014 reflect only 5 months of these operations. For better comparison purposes, the following comments reflect the result in 2015 and 2014 excluding the consolidated result of Cnova (Cnova Brazil and international operations).

During the course of 2015, the Company faced challenges on diverse fronts: demand was pressured by a recessionary environment, which mainly affected sales of non-food products, while expenses were impacted by high inflation. In this scenario, the Company took measures to adapt itself to the new macroeconomic scenario.

Consolidated gross margin stood at 27.0% compared to 28.1% in 2014, reflecting the lower share of Via Varejo in the Company’s gross profit, due to measures taken to drive competitiveness in order to restore sales levels.

The efforts to optimize expenses and drive efficiency across all businesses rolled out throughout the year, resulted in selling, general and administrative expenses to register growth of just 4.4%, significantly below inflation, despite the costs associated with the opening of 118 stores in the year.

Adjusted EBITDA, excluding other operating income and expenses, totaled R$3.818 billion, with adjusted EBITDA margin of 6.8%, for a contraction of 220 basis points from 2014.

Multivarejo

(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ
Gross Revenue	7,943	8,006	-0.8%	28,934	28,677	0.9%
Net Revenue	7,344	7,366	-0.3%	26,744	26,415	1.2%
Gross Profit	2,123	2,266	-6.3%	7,508	7,549	-0.5%
Gross Margin	28.9%	30.8%	-190 bps	28.1%	28.6%	-50 bps
Selling Expenses	(1,321)	(1,245)	6.1%	(4,956)	(4,549)	9.0%
General and Administrative Expenses	(161)	(186)	-13.4%	(630)	(653)	-3.4%
Equity Income	20	23	-14.3%	81	78	3.8%
Other Operating Revenue (Expenses)	(97)	(210)	-53.8%	(281)	(316)	-11.3%
Total Operating Expenses	(1,559)	(1,617)	-3.6%	(5,786)	(5,440)	6.4%
% of Net Revenue	21.2%	22.0%	-80 bps	21.6%	20.6%	100 bps
Depreciation (Logistic)	14	12	15.3%	52	47	11.8%
EBITDA	578	661	-12.5%	1,775	2,156	-17.7%
EBITDA Margin	7.9%	9.0%	-110 bps	6.6%	8.2%	-160 bps
Adjusted EBITDA (1)	675	871	-22.4%	2,055	2,473	-16.9%
Adjusted EBITDA Margin	9.2%	11.8%	-260 bps	7.7%	9.4%	-170 bps

                   (1)  EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

The year was marked by a slowdown in household consumption due to the worsening economic scenario. Despite these impacts, Multivarejo closed the quarter and the year with significant margin levels for the segment.

It is important to highlight the differences in the behavior of Multivarejo banners:

i)      Resilient performance by Pão de Açúcar which, despite the challenges posed by the macroeconomic scenario, maintained its high level of profitability in both 4Q15 and 2015 in relation to the previous year;

ii)    Significant improvement in the performance of the proximity format during the year, which ended 4Q15 by breaking even despite the opening of 73 stores in the year. One of the highlights was the successful clusterization strategy to better meet consumers’ needs;

In the case of Extra, the results of 4Q15 and the year reflect the efforts to increase competitiveness and store renovations. However, the sales performance and profitability fell below the company’s expectations or were sufficient to compensate for the changes seen in consumer behavior and migration of channels. In this scenario, the banner’s profitability during the year was lower than in the previous year, although EBITDA margin levels are very solid for the hypermarket format. For the coming year, the Company expects sales to improve with the maintenance of profitability levels, especially through continued renovations and competitiveness efforts, with greater emphasis on the quality and assortment of perishables, and by reducing stock out.

4Q15

During the quarter, Multivarejo continued its efforts at price competitiveness, especially in the Extra banner. This strategy, combined with changes in consumer habits, resulted in gross margin of 28.9% in the period. It is important to note that the comparison base of 4Q14 was the strongest in recent years.

In terms of operating efficiency, operating expenses (selling, general and administrative expenses) increased by just 3.6%, significantly lower than inflation during the period. This result reflects the cost-cutting initiatives rolled out since the start of the year, mainly related to the optimization of advertising expenses, renegotiation of rental agreements and operating improvements at stores (revision of processes and logistics efficiencies), all of which enabled us to adjust headcount without affecting service quality at the stores.

Adjusted EBITDA totaled R$675 million, with margin of 9.2%, which is quite significant considering the economic scenario, and substantially higher than the level of 9M15 (7.1%). Compared to margin in 4Q14, note the strong comparison base – particularly in relation to gross margin - in that quarter, as mentioned previously, coupled with the pressure on expenses from inflation, increased expenses with electricity, which rose materially this year, and expenses with store expansion (80 stores opened in the last 12 months).

2015

Gross margin stood at 28.1% in the year, slightly below 2014, reflecting the price competitiveness strategy adopted throughout the year, especially at the Extra banner, which was partially offset by an increase in the share of higher margin formats (Pão de Açúcar, Minimercado Extra and Minuto Pão de Açúcar), coupled with the growth in rental revenue from commercial centers.

Since the start of the year, the Company has been implementing initiatives to adjust expenses in both operating and administrative areas to mitigate the impacts of inflation and higher electricity costs during the year. As a result, selling, general and administrative expenses increased by 7.4%, below the inflation during the period.

Adjusted EBITDA reached R$2,055 million, with margin of 7.7% in the year, underlining solid margin levels for the segment. The difference in EBITDA margin compared to 2014 mainly reflects the impact of inflation on expenses, higher electricity costs and expenses associated with store expansion (80 new stores in the year). Other operating income and expenses totaled R$281 million and were mainly related to expenses with restructuring throughout the year and property and equipment write-offs.

Assaí

(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ
Gross Revenue	3,386	2,647	27.9%	11,308	8,983	25.9%
Net Revenue	3,133	2,452	27.8%	10,453	8,326	25.5%
Gross Profit	518	404	28.1%	1,537	1,208	27.2%
Gross Margin	16.5%	16.5%	0 bps	14.7%	14.5%	20 bps
Selling Expenses	(279)	(216)	29.3%	(965)	(764)	26.2%
General and Administrative Expenses	(47)	(33)	43.2%	(136)	(100)	35.1%
Other Operating Revenue (Expenses)	(4)	(32)	-87.9%	(2)	(32)	-94.6%
Total Operating Expenses	(330)	(281)	17.5%	(1,102)	(897)	22.8%
% of Net Revenue	10.5%	11.5%	-100 bps	10.5%	10.8%	-30 bps
Depreciation (Logistic)	1	1	15.7%	4	3	65.2%
EBITDA	188	124	52.1%	439	313	40.2%
EBITDA Margin	6.0%	5.0%	100 bps	4.2%	3.8%	40 bps
Adjusted EBITDA (1)	192	156	23.2%	441	346	27.5%
Adjusted EBITDA Margin	6.1%	6.4%	-30 bps	4.2%	4.2%	0 bps

           (1) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

4Q15

In yet another quarter, Assaí registered solid net sales growth of 27.8%, the highest in the year, despite the strong comparison base (+26.5% in 4Q14), as a result of consistent same-store sales growth above inflation and strong organic expansion. This performance reflects the continuous growth in customer traffic at stores, the banner’s assertive positioning and attractive prices. Assaí is currently one of the fastest growing Cash & Carry operation in Brazil and in the industry, gaining 200 bps in market share in the last two years*, and is expected to continue to increase its share of GPA Food in 2016 (having reached 30% of GPA Food in 4Q15).

EBITDA grew significantly by 52.1% in 4Q, with EBITDA margin of 6%, compared to 5% in the prior year. The increase reflects the format’s strength and rigorous control of expenses. On an adjusted basis, i.e. excluding other operating income and expenses, EBITDA was R$192 million in the period, up 23.2% from 4Q14. Adjusted EBITDA margin reached 6.1%, despite the higher expenses related to strong organic expansion (7 new stores), which added 35,000 m² of sales area (+15% from 2014) and pressure from expenses related to inflation and electricity, which had a significant impact in the year.

*Nielsen data.

2015

Assaí registered sales of R$11.3 billion in the year, consolidating its vice leadership in the cash & carry segment. Net sales totaled R$10.5 billion, for solid growth of 25.5%, increasing the share of Assaí in the GPA Food portfolio to 28% (vs. 24% in 2014). Gross margin increased 20 basis points, from 14.5% to 14.7%, mainly due to the banner’s growth and maturation of new stores.

In the year, EBITDA grew 40.2% and adjusted EBITDA reached R$441 million, up 27.5%, and outpacing sales growth. Despite the strong expansion of stores in the year and the pressure on expenses related to inflation and mainly electricity costs, EBITDA margin remained stable at 4.2%, as a result of improved operating efficiency.

In 2016, organic expansion will remain a priority for the banner, which already finances its own growth through cash generation and efficient management of working capital.

	Via Varejo (1)
(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ
Gross Revenue	6,173	7,209	-14.4%	21,736	25,683	-15.4%
Net Revenue	5,442	6,382	-14.7%	19,196	22,612	-15.1%
Gross Profit	1,645	2,202	-25.3%	6,173	7,346	-16.0%
Gross Margin	30.2%	34.5%	-430 bps	32.2%	32.5%	-30 bps
Selling Expenses	(1,202)	(1,264)	-4.9%	(4,440)	(4,544)	-2.3%
General and Administrative Expenses	(132)	(151)	-12.5%	(502)	(527)	-4.8%
Equity Income	9	9	-9.0%	31	32	-2.4%
Other Operating Revenue (Expenses)	(80)	(22)	260.8%	(166)	(37)	346.8%
Total Operating Expenses	(1,405)	(1,428)	-1.6%	(5,077)	(5,076)	0.0%
% of Net Revenue	25.8%	22.4%	340 bps	26.4%	22.4%	400 bps
Depreciation (Logistic)	16	11	42.2%	58	43	37.1%
EBITDA	257	786	-67.4%	1,155	2,312	-50.0%
EBITDA Margin	4.7%	12.3%	-760 bps	6.0%	10.2%	-420 bps
Adjusted EBITDA (2)	336	808	-58.4%	1,321	2,349	-43.8%
Adjusted EBITDA Margin	6.2%	12.7%	-650 bps	6.9%	10.4%	-350 bps

(1) Some figures in this earnings release differ from those presented in the Via Varejo release due to the effects of intercompany transactions; (2) EBITDA adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses.

4Q15

Despite the adverse economic scenario for the durable goods industry, which suffered a sharp decline in sales from the second quarter of 2015, Via Varejo intensified its sales strategy by improving price competitiveness and strengthening promotions, posting its best sales performance since 2Q15, with market share gains.

Gross margin reached 30.2% due to the following factors:

(i)         higher share of services in the total sales and operating efficiency gains, which contributed to the aforementioned investments in price;

(ii)        the positive effect of tax credits in 4Q14, which benefitted gross margin in the period, as explained in the Earnings Release for 4Q14.

Via Varejo adopted a series of efficiency measures to mitigate the impact of lower sales on profitability, notably the closure of loss-making stores, optimization of the logistics network and space at distribution centers, adjustment of headcount and renegotiation of rental agreements and other services and expenses. These initiatives, which were rolled out throughout the year, helped cut SG&A expenses by 5.7% in 4Q15, led by a 12.5% reduction in General and Administrative Expenses in the quarter, despite inflation (IPCA) of 10.67% in the year. As a result, EBITDA margin in the period stood at 4.7%. Adjusted by other operating income and expenses related to restructuring, EBITDA came to R$336 million, with margin of 6.2%.

2015

The year of 2015 was very challenging for the durable goods industry, requiring Via Varejo to work with focus and discipline to make the necessary adjustments and continue to implement its strategic plan, thereby ensuring its leadership position in the market and strengthening its competitive advantages. Via Varejo accelerated initiatives of operating efficiency, such as optimizing the logistics network and capturing back-office synergies with the Group's companies, and adopted measures to streamline processes and rationalize expenses. These measures include revising the store portfolio, with the closing of 39 underperforming stores in the year, revising the logistics network and use of space at distribution centers, headcount adjustment with the reduction of approximately 13,000 positions, and renegotiating rental agreements.

The Company ended 2015 with an adjusted EBITDA of R$1.321 billion and margin of 6.9%. Other operating income and expenses in the year are mainly related to the restructuring initiatives.

Financial Result

	Consolidated

(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ

Financial Revenue	141	196	-28.0%	778	687	13.2%
Financial Expenses	(750)	(626)	19.8%	(2,426)	(2,195)	10.5%
Cost of Sale of Receivables of Credit Card	(292)	(229)	27.6%	(721)	(764)	-5.7%
Cost of Discount of Receivables of Payment Book	(79)	(90)	-12.1%	(325)	(341)	-4.6%
Cost of Debt and Others	(379)	(307)	23.4%	(1,380)	(1,090)	26.7%
Net Financial Revenue (Expenses)	(609)	(430)	41.6%	(1,648)	(1,508)	9.3%
% of Net Revenue	3.1%	2.2%	90 bps	2.4%	2.3%	10 bps

4Q15

Net financial revenue (expense) increased 41.6% in the quarter to R$609 million. The main variations in net financial result were:

▪  Decrease of R$55 million (or 28.0%) in financial income, reflecting the lower average cash balance in the quarter;

▪  Increase of R$52 million (or 16.3%) in the cost of sale of credit card and payment book receivables, below the increase in CDI rate, mainly due to weaker sales in non-food categories in the quarter;

▪  Increase of R$72 million in the cost of debt and others, in line with the interest rate increase in the period.

2015

In 2015, net financial expense amounted to R$1.648 billion, increasing 9.3% from 2014, which was significantly lower than the 26.8% hike in the interest rate the period.

As a ratio of net sales, the net financial result increased by just 10 basis points, from 2.3% in 2014 to 2.4% in 2015, virtually stable compared to last year, despite a more challenging macroeconomic scenario.

This was possible due to the cash management strategy adopted by the Company during the year, which resulted in significant optimization of cash.

Net Income

Consolidated

(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ

EBITDA	622	1,622	-61.7%	2,680	4,929	-45.6%
Depreciation (Logistic)	(38)	(28)	35.3%	(141)	(105)	33.6%
Depreciation and Amortization	(247)	(231)	6.8%	(963)	(821)	17.4%
Net Financial Revenue (Expenses)	(609)	(430)	41.6%	(1,648)	(1,508)	9.3%
Income (Loss) before Income Tax	(272)	932	n.a.	(72)	2,496	n.a.
Income Tax	(142)	(260)	-45.2%	(242)	(736)	-67.1%
Net Income (Loss) - Company	(415)	673	n.a.	(314)	1,760	n.a.
Net Margin	-2.1%	3.4%	-550 bps	-0.5%	2.7%	-320 bps
Net Income - Controlling Shareholders	6	485	-98.8%	251	1,270	-80.2%
Net Margin - Controllings Shareholders	0.0%	2.5%	-250 bps	0.4%	1.9%	-150 bps
Other Operating Revenue (Expenses)	(299)	(331)	-9.7%	(684)	(441)	54.9%
Income Tax from Other Operating Revenues (Expenses) and Income Tax from Nonrecurring	52	85	-39.3%	134	117	14.6%
Adjusted Net (Loss) Income - Company (1)	(168)	919	n.a.	236	2,085	-88.7%
Adjusted Net Margin - Company	-0.9%	4.7%	-560 bps	0.3%	3.2%	-290 bps
Adjusted Net Income - Controlling Shareholders (1)	147	688	-78.6%	595	1,546	-61.5%
Adjusted Net Margin - Controlling Shareholders	0.7%	3.5%	-280 bps	0.9%	2.4%	-150 bps

(1) Net Income adjusted by “Other Operating Income and Expenses”, thus eliminating nonrecurring income and expenses

4Q15

The deterioration of the economic scenario during the year resulted in diverse challenges: decline in demand due to the lowest-ever level of consumer confidence, and pressure on expenses from high inflation. In this context, the Company's results were mainly impacted by the non-food segment (Via Varejo and Cnova). Moreover, the hike in interest rate and other operating income and expenses mainly related to restructuring expenses also affected the quarter's results.

Net income attributable to controlling shareholders and adjusted by Other Operating Income and Expenses amounted to R$147 million. It is worth highlighting the resilient performance of the Food segment, which continues to deliver strong results, ending the quarter with net income attributable to controlling shareholders of R$316 million in the same period.

2015

In the year, due to the above-mentioned challenges posed by the macroeconomic scenario, the Company’s results were mainly affected by the results of Via Varejo and Cnova. Note that Cnova international operations started being consolidated in GPA in August 2014 and hence were not fully reflected in 2014, impacting the comparison basis.

The Company closed 2015 with net income attributable to controlling shareholders, adjusted by Other Operating Income and Expenses, of R$595 million, with the Food segment accounting for a significant R$731 million in the same category.

Indebtedness

Consolidated

(R$ million)	12.31.2015	12.31.2014

Short Term Debt	(1,506)	(3,854)
Loans and Financing	(1,469)	(1,182)
Debentures	(38)	(2,672)
Long Term Debt	(3,997)	(2,998)
Loans and Financing	(3,100)	(2,102)
Debentures	(897)	(896)
Total Gross Debt	(5,504)	(6,852)
Cash and Financial investments	11,015	11,149
Net Cash	5,511	4,297
EBITDA	2,680	4,929
Net Cash / EBITDA	2.06x	0.87x
Payment Book - Short Term	(2,308)	(2,740)
Payment Book - Long Term	(167)	(136)
Net Cash with Payment Book	3,036	1,421
Net Cash with Payment Book / EBITDA	1.13x	0.29x

The company has been continuously reducing its leverage in recent years to further strengthen its financial position. Despite the unfavorable and challenging macroeconomic level, the Company reduced its gross debt by R$1.348 billion and ended the year with a high level of cash reserves of approximately R$11.0 billion, leading to a net cash balance of R$5.511 billion, up R$1.214 billion from the previous year. As a result, the net cash/EBITDA ratio improved from 0.87 times on December 31, 2014 to 2.06 times on December 31, 2015.

Including payment book operations of Via Varejo, net cash position reached R$3.036 billion on December 31, 2015, up 2.1 times from the previous year.

Lengthening of the debt maturity profile, including the payment book operation, was 181 days more than on December 31, 2014.

Simplified Cash Flow Statement

Consolidated

(R$ million)	4Q15	4Q14	2015	2014

Cash Balance at Beginning of Period	5,414	6,601	11,149	8,367
Cash Flow from Operating Activities	7,915	4,968	4,647	5,016
EBITDA	673	1,622	2,680	4,929
Cost of Sale of Receivables	(372)	(319)	(1,046)	(1,105)
Working Capital	5,710	3,566	1,894	1,131
Assets and Liabilities Variation	1,904	99	1,118	61
Cash Flow from Investment Activities	(479)	(781)	(1,867)	(1,650)
Net Investment	(479)	(765)	(1,918)	(1,838)
Acquisition / Sale of Interest and Others	-	(16)	51	188
Change on net cash after investments	7,436	4,187	2,780	3,366
Cash Flow from Financing Activities	(1,754)	309	(3,006)	(636)
Dividends Payments and Others	(37)	(36)	(434)	(258)
Net Payments	(1,717)	345	(2,572)	(378)
Change on Net Cash	5,682	4,496	(226)	2,730
Exchange Rate	(81)	52	92	52
Cash Balance at End of Period	11,015	11,149	11,015	11,149
Net Debt	5,511	4,297	5,511	4,297

On December 31, 2015, the Company’s cash position was R$11.015 billion, stable compared to 2014. The main changes in the year were:

▪  EBITDA impacted by more disciplined consumption, mainly affecting sales of non-food items;

▪  Continued improvement of working capital driven by enhanced management of trade payables and control of inventory levels;

▪  Change in other assets and liabilities chiefly related to values advanced in connection with the agreement with Bradesco at Casas Bahia and dividends received from FIC;

▪  Amortization of debentures in the approximate amount of R$2.6 billion.

The Company’s cash management strategy enabled it to end the year with a strong cash position despite the economic slowdown.

Capital Expenditure (Capex)

	Consolidated						Food Businesses			Via Varejo
(R$ million)	4Q15	4Q14	Δ	2015	2014	Δ	4Q15	4Q14	Δ	4Q15	4Q14	Δ

New stores and land acquisition	142	243	-41.6%	558	597	-6.5%	131	197	-33.6%	11	46	-75.9%
Store renovations and conversions	185	142	29.9%	633	360	75.5%	147	87	68.6%	38	55	-31.2%
Infrastructure and Others	229	458	-50.0%	854	997	-14.3%	117	140	-16.1%	53	234	-77.3%
Non-cash Effect
Financing Assets	(51)	(67)	-24.2%	(45)	(58)	-22.7%	(50)	(67)	-25.0%	(1)	-	n.a.
Total	504	776	-35.0%	2,000	1,896	5.5%	344	357	-3.4%	102	335	-69.7%

4Q15

Consolidated investments totaled R$504 million in the quarter, of which 68% was invested in the Food segment and 20% in Via Varejo.

The Group opened 25 new stores focused on higher-return formats, which included 24 in the food segment (9 Minuto Pão de Açúcar, 7 Assaí, 6 Minimercado Extra, 1 Pão de Açúcar and 1 fuel station) and 1 Casas Bahia store.

2015

In 2015, consolidated investments totaled R$2,000 million. During the year, 118 new stores were opened, which included 91 in the food segment (46 Minimercado Extra, 27 Minuto Pão de Açúcar, 11 Assaí, 5 Pão de Açúcar, 1 Extra Super and 1 fuel station) and 27 Casas Bahia stores.

In the Food segment, apart from new stores, the Company also invested in store renovations, which reached the highest level in the last 3 years. Store renovations were carried out across all banners of the Food segment, more intensely at Extra, which ended the year with 62 stores renovated (35 hypermarkets and 27 supermarkets). These renovations already account for approximately 25% of the banner's sales.

Via Varejo ended 2015 with 176 stores renovated for the new telephone sales category, with better assortment, services, plans and display, and 121 stores for the new furnishings category, which offer better product design, customized furniture, specialized service and improved store layout. Moreover, 81 banner conversions were carried out to adjust the company's positioning to the needs of its customers. In addition to renovations, 27 new stores were opened in the year.

In 2016, the Group plans to maintain its investment discipline, with the focus on organic growth of higher-return formats. In the food segment, Capex will mainly focus on the organic growth of Assaí and renovations in the Extra banner.

Dividends

In a meeting held on May 7, 2015, the Board of Directors approved the payment of interim dividends for fiscal year 2015. The payments for 1Q15, 2Q15 and 3Q15 totaled R$115.4 million and were made on May 28, 2015, August 8, 2015 and November 11, 2015, respectively. This amount corresponded to R$0.136365 per common share and R$0.15 per preferred share in each of the interim payments.

Management proposed the distribution of additional dividends in the amount of approximately R$4 million.

Appendix I – Definitions used in this document

Company’s Business Units: The Company’s business is divided into four units - Retail, Cash & Carry, Electro (sale of electronics and home appliances in brick-and-mortar stores) and E-commerce – grouped as follows:

Same-Store Sales: The basis for calculating same-store sales is defined by the sales registered in stores open for at least 12 consecutive months. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

Growth and changes: The growth and changes presented in this document refer to variations from the same period of the previous year, except where stated otherwise.

EBITDA: EBITDA is calculated in accordance with Instruction 527 issued by the Securities and Exchange Commission of Brazil (CVM) on October 4, 2012.

Adjusted EBITDA: Measure of profitability calculated by excluding Other Operating Income and Expenses from EBITDA. Management uses this measure because it believes it eliminates nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

Adjusted net income: Measure of profitability calculated as Net Income excluding Other Operating Income and Expenses and excluding the effects on Income and Social Contribution Taxes. Also excluded are the effects of nonrecurring direct income tax. Management uses this metric given its understanding that it eliminates any nonrecurring expenses and revenues and other nonrecurring items that could compromise the comparability and analysis of results.

BALANCE SHEET

ASSETS

	Consolidated			Food Businesses
(R$ million)	12.31.2015	09.30.2015	12.31.2014	12.31.2015	09.30.2015	12.31.2014
Current Assets	24,998	19,744	24,133	9,581	7,497	9,770
Cash and Marketable Securities	11,015	5,414	11,149	3,699	2,667	4,854
Accounts Receivable	3,218	3,776	3,210	474	179	276
Credit Cards	664	1,230	220	136	57	79
Payment book	1,877	1,834	2,475	-	-	-
Sales Vouchers and Others	884	874	599	175	108	158
Allowance for Doubtful Accounts	(371)	(370)	(340)	164	(1)	(1)
Resulting from Commercial Agreements	164	208	256	-	15	40
Inventories	8,989	8,663	8,405	4,584	4,032	4,077
Recoverable Taxes	1,102	1,106	808	439	244	176
Noncurrent Assets for Sale	15	15	22	8	8	8
Dividends Receivable	-	-	26	-	-	26
Expenses in Advance and Other Accounts Receivables	659	770	513	377	367	353
Noncurrent Assets	22,504	22,713	21,367	15,802	15,877	15,295
Long-Term Assets	5,091	5,368	4,747	1,938	2,146	2,022
Accounts Receivables	98	89	105	-	-	-
Payment Book	111	99	115	-	-	-
Allowance for Doubtful Accounts	(13)	(10)	(10)	-	-	-
Inventories	-	-	172	-	-	172
Recoverable Taxes	2,445	2,664	2,136	605	608	432
Deferred Income Tax and Social Contribution	564	568	491	70	79	70
Amounts Receivable from Related Parties	309	358	313	36	218	163
Judicial Deposits	999	1,023	857	574	593	529
Expenses in Advance and Others	676	667	673	654	648	656
Investments	407	504	426	284	329	267
Property and Equipment	10,398	10,192	9,699	8,825	8,634	8,246
Intangible Assets	6,609	6,649	6,495	4,754	4,768	4,760
TOTAL ASSETS	47,502	42,458	45,500	25,382	23,374	25,065

LIABILITIES
	Consolidated			Food Businesses
	12.31.2015	09.30.2015	12.31.2014	12.31.2015	09.30.2015	12.31.2014
Current Liabilities	25,231	20,110	23,847	9,317	7,282	9,857
Suppliers	15,484	10,737	13,322	6,365	3,822	4,942
Suppliers ('Forfait')	1,055	-	-	-	-	-
Loans and Financing	1,469	817	1,182	1,092	424	1,133
Payment Book (CDCI)	2,308	2,153	2,740	-	-	-
Debentures	38	1,276	2,672	38	1,276	2,052
Payroll and Related Charges	1,023	914	864	529	505	445
Taxes and Social Contribution Payable	829	768	867	219	198	258
Dividends Proposed	2	1	321	1	1	194
Financing for Purchase of Fixed Assets	113	64	98	113	64	98
Rents	151	103	115	106	69	75
Acquisition of Companies	76	71	73	76	70	73
Debt with Related Parties	563	1,647	261	162	277	351
Advertisement	121	62	94	45	32	39
Provision for Restructuring	6	8	1	5	7	1
Advanced Revenue	420	306	214	123	104	40
Others	1,573	1,181	1,023	444	432	156
Long-Term Liabilities	8,616	8,274	7,170	6,140	6,442	5,548
Loans and Financing	3,100	3,370	2,102	2,680	2,961	1,934
Payment Book (CDCI)	167	122	136	-	-	-
Debentures	897	897	896	897	897	896
Financing for Purchase of Assets	4	4	8	4	4	8
Acquisition of Companies	28	-	57	-	-	57
Deferred Income Tax and Social Contribution	1,184	1,195	1,133	1,157	1,166	1,129
Tax Installments	572	580	617	572	580	617
Provision for Contingencies	1,396	1,395	1,344	770	769	747
Advanced Revenue	1,223	653	834	32	29	127
Others	45	59	43	27	36	33
Shareholders' Equity	13,655	14,074	14,482	9,925	9,650	9,659
Capital	6,806	6,806	6,792	5,125	4,842	4,711
Capital Reserves	302	300	282	302	300	282
Profit Reserves	3,440	3,454	3,505	3,440	3,454	3,505
Adjustment of Equity Valuation	(84)	(93)	1	(84)	(93)	1
Minority Interest	3,191	3,605	3,902	1,142	1,146	1,160
TOTAL LIABILITIES	47,502	42,458	45,500	25,382	23,374	25,065

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	4Q15	4Q14	Δ	4Q15	4Q14	Δ	4Q15	4Q14	Δ	4Q15	4Q14	Δ	4Q15	4Q14	Δ
Gross Revenue	21,990	21,942	0.2%	11,329	10,653	6.3%	7,943	8,006	-0.8%	3,386	2,647	27.9%	6,173	7,209	-14.4%
Net Revenue	19,709	19,665	0.2%	10,477	9,818	6.7%	7,344	7,366	-0.3%	3,133	2,452	27.8%	5,442	6,382	-14.7%
Cost of Goods Sold	(15,292)	(14,391)	6.3%	(7,821)	(7,135)	9.6%	(5,207)	(5,088)	2.3%	(2,614)	(2,047)	27.7%	(3,780)	(4,168)	-9.3%
Depreciation (Logistic)	(38)	(28)	35.3%	(15)	(13)	15.4%	(14)	(12)	15.3%	(1)	(1)	15.7%	(16)	(11)	42.2%
Gross Profit	4,378	5,246	-16.5%	2,641	2,670	-1.1%	2,123	2,266	-6.3%	518	404	28.1%	1,645	2,202	-25.3%
Selling Expenses	(3,111)	(2,907)	7.0%	(1,600)	(1,461)	9.5%	(1,321)	(1,245)	6.1%	(279)	(216)	29.3%	(1,202)	(1,264)	-4.9%
General and Administrative Expenses	(414)	(445)	-7.0%	(208)	(219)	-4.8%	(161)	(186)	-13.4%	(47)	(33)	43.2%	(132)	(151)	-12.5%
Equity Income	28	31	-9.8%	20	23	-14.3%	20	23	-14.3%	-	-	n.a.	9	9	-9.0%
Other Operating Revenue (Expenses)	(299)	(331)	-9.7%	(101)	(242)	-58.3%	(97)	(210)	-53.8%	(4)	(32)	-87.9%	(80)	(22)	260.8%
Total Operating Expenses	(3,795)	(3,652)	3.9%	(1,889)	(1,898)	-0.5%	(1,559)	(1,617)	-3.6%	(330)	(281)	17.5%	(1,405)	(1,428)	-1.6%
Depreciation and Amortization	(247)	(231)	6.8%	(176)	(164)	7.3%	(149)	(143)	4.1%	(27)	(21)	28.9%	(41)	(44)	-5.3%
Earnings before interest and Taxes - EBIT	337	1,363	-75.3%	575	607	-5.3%	415	506	-17.9%	160	102	57.1%	199	731	-72.8%
Financial Revenue	141	196	-28.0%	67	99	-31.8%	58	92	-37.3%	10	7	38.4%	68	88	-22.7%
Financial Expenses	(750)	(626)	19.8%	(308)	(256)	20.0%	(279)	(239)	16.8%	(28)	(17)	63.9%	(351)	(293)	19.8%
Net Financial Result	(609)	(430)	41.6%	(240)	(157)	52.5%	(222)	(147)	50.5%	(18)	(10)	81.8%	(283)	(205)	38.0%
Income Before Income Tax	(272)	932	n.a.	335	450	-25.5%	193	358	-46.0%	142	92	54.4%	(84)	526	n.a.
Income Tax	(142)	(260)	-45.2%	(99)	(117)	-15.9%	(50)	(86)	-41.9%	(48)	(31)	56.7%	38	(164)	n.a.
Net Income (Loss) - Company	(415)	673	n.a.	237	333	-28.9%	143	272	-47.3%	93	61	53.3%	(46)	362	n.a.
Minority Interest - Noncontrolling	(421)	188	n.a.	(4)	(5)	-28.9%	(4)	(5)	-28.9%	-	-	n.a.	(26)	205	n.a.
Net Income (Loss) - Controlling Shareholders (1)	6	485	-98.8%	240	338	-28.9%	147	277	-47.0%	93	61	53.3%	(20)	157	n.a.
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	622	1,622	-61.7%	767	785	-2.3%	578	661	-12.5%	188	124	52.1%	257	786	-67.4%
Adjusted EBITDA (2)	921	1,953	-52.9%	867	1,027	-15.5%	675	871	-22.4%	192	156	23.2%	336	808	-58.4%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% of Net Revenue
	4Q15	4Q14		4Q15	4Q14		4Q15	4Q14		4Q15	4Q14		4Q15	4Q14
Gross Profit	22.2%	26.7%		25.2%	27.2%		28.9%	30.8%		16.5%	16.5%		30.2%	34.5%
Selling Expenses	15.8%	14.8%		15.3%	14.9%		18.0%	16.9%		8.9%	8.8%		22.1%	19.8%
General and Administrative Expenses	2.1%	2.3%		2.0%	2.2%		2.2%	2.5%		1.5%	1.4%		2.4%	2.4%
Equity Income	0.1%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	1.5%	1.7%		1.0%	2.5%		1.3%	2.8%		0.1%	1.3%		1.5%	0.3%
Total Operating Expenses	19.3%	18.6%		18.0%	19.3%		21.2%	22.0%		10.5%	11.5%		25.8%	22.4%
Depreciation and Amortization	1.3%	1.2%		1.7%	1.7%		2.0%	1.9%		0.9%	0.9%		0.8%	0.7%
EBIT	1.7%	6.9%		5.5%	6.2%		5.7%	6.9%		5.1%	4.2%		3.7%	11.5%
Net Financial Revenue (Expenses)	3.1%	2.2%		2.3%	1.6%		3.0%	2.0%		0.6%	0.4%		5.2%	3.2%
Income Before Income Tax	1.4%	4.7%		3.2%	4.6%		2.6%	4.9%		4.5%	3.7%		1.5%	8.2%
Income Tax	0.7%	1.3%		0.9%	1.2%		0.7%	1.2%		1.5%	1.3%		0.7%	2.6%
Net Income - Company	-2.1%	3.4%		2.3%	3.4%		2.0%	3.7%		3.0%	2.5%		-0.8%	5.7%
Minority Interest - noncontrolling	-2.1%	1.0%		0.0%	-0.1%		0.0%	-0.1%		0.0%	0.0%		-0.5%	3.2%
Net Income - Controlling Shareholders(1)	0.0%	2.5%		2.3%	3.4%		2.0%	3.8%		3.0%	2.5%		-0.4%	2.5%
EBITDA	3.2%	8.2%		7.3%	8.0%		7.9%	9.0%		6.0%	5.0%		4.7%	12.3%
Adjusted EBITDA (2)	4.7%	9.9%		8.3%	10.5%		9.2%	11.8%		6.1%	6.4%		6.2%	12.7%
(1)Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

INCOME STATEMENT

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo

R$ - Million	2015	2014	Δ	2015	2014	Δ	2015	2014	Δ	2015	2014	Δ	2015	2014	Δ
Gross Revenue	76,933	72,804	5.7%	40,242	37,660	6.9%	28,934	28,677	0.9%	11,308	8,983	25.9%	21,736	25,683	-15.4%
Net Revenue	69,115	65,525	5.5%	37,198	34,741	7.1%	26,744	26,415	1.2%	10,453	8,326	25.5%	19,196	22,612	-15.1%
Cost of Goods Sold	(52,861)	(48,474)	9.0%	(28,096)	(25,935)	8.3%	(19,184)	(18,819)	1.9%	(8,912)	(7,116)	25.2%	(12,964)	(15,224)	-14.8%
Depreciation (Logistic)	(141)	(105)	33.6%	(57)	(49)	14.7%	(52)	(47)	11.8%	(4)	(3)	65.2%	(58)	(43)	37.1%
Gross Profit	16,113	16,945	-4.9%	9,045	8,757	3.3%	7,508	7,549	-0.5%	1,537	1,208	27.2%	6,173	7,346	-16.0%
Selling Expenses	(11,291)	(10,303)	9.6%	(5,921)	(5,313)	11.4%	(4,956)	(4,549)	9.0%	(965)	(764)	26.2%	(4,440)	(4,544)	-2.3%
General and Administrative Expenses	(1,711)	(1,484)	15.3%	(766)	(753)	1.7%	(630)	(653)	-3.4%	(136)	(100)	35.1%	(502)	(527)	-4.8%
Equity Income	112	108	4.4%	81	78	3.8%	81	78	3.8%	-	-	n.a.	31	32	-2.4%
Other Operating Revenue (Expenses)	(684)	(441)	54.9%	(282)	(349)	-19.0%	(281)	(316)	-11.3%	(2)	(32)	-94.6%	(166)	(37)	346.8%
Total Operating Expenses	(13,573)	(12,121)	12.0%	(6,888)	(6,337)	8.7%	(5,786)	(5,440)	6.4%	(1,102)	(897)	22.8%	(5,077)	(5,076)	0.0%
Depreciation and Amortization	(963)	(821)	17.4%	(682)	(630)	8.3%	(585)	(552)	5.9%	(98)	(78)	25.5%	(173)	(146)	18.2%
Earnings before interest and Taxes - EBIT	1,576	4,004	-60.6%	1,475	1,791	-17.6%	1,138	1,558	-27.0%	337	233	44.8%	923	2,123	-56.5%
Financial Revenue	778	687	13.2%	365	354	3.0%	337	334	0.8%	28	20	39.8%	335	357	-6.1%
Financial Expenses	(2,426)	(2,195)	10.5%	(1,152)	(957)	20.4%	(1,047)	(886)	18.1%	(105)	(71)	48.9%	(962)	(1,036)	-7.1%
Net Financial Revenue (Expenses)	(1,648)	(1,508)	9.3%	(787)	(603)	30.6%	(710)	(552)	28.5%	(77)	(51)	52.5%	(627)	(679)	-7.6%
Income Before Income Tax	(72)	2,496	n.a.	688	1,188	-42.1%	428	1,006	-57.4%	260	182	42.6%	296	1,444	-79.5%
Income Tax	(242)	(736)	-67.1%	(187)	(316)	-40.9%	(98)	(254)	-61.3%	(89)	(62)	42.5%	(64)	(475)	-86.5%
Net Income - Company	(314)	1,760	n.a.	501	871	-42.5%	330	752	-56.1%	171	120	42.7%	232	969	-76.1%
Minority Interest - Noncontrolling	(565)	490	n.a.	(18)	(27)	-34.4%	(18)	(27)	-34.4%	-	-	n.a.	131	549	-76.1%
Net Income - Controlling Shareholders(1)	251	1,270	-80.2%	519	899	-42.3%	348	779	-55.4%	171	120	42.7%	101	420	-76.1%
Earnings before Interest, Taxes, Depreciation, Amortization - EBITDA	2,680	4,929	-45.6%	2,214	2,470	-10.4%	1,775	2,156	-17.7%	439	313	40.2%	1,155	2,312	-50.0%
Adjusted EBITDA (2)	3,364	5,371	-37.4%	2,496	2,819	-11.4%	2,055	2,473	-16.9%	441	346	27.5%	1,321	2,349	-43.8%

	Consolidated			Food Businesses			Multivarejo			Assaí			Via Varejo
% Net Sales Revenue
	2015	2014		2015	2014		2015	2014		2015	2014		2015	2014
Gross Profit	23.3%	25.9%		24.3%	25.2%		28.1%	28.6%		14.7%	14.5%		32.2%	32.5%
Selling Expenses	16.3%	15.7%		15.9%	15.3%		18.5%	17.2%		9.2%	9.2%		23.1%	20.1%
General and Administrative Expenses	2.5%	2.3%		2.1%	2.2%		2.4%	2.5%		1.3%	1.2%		2.6%	2.3%
Equity Income	0.2%	0.2%		0.2%	0.2%		0.3%	0.3%		0.0%	0.0%		0.2%	0.1%
Other Operating Revenue (Expenses)	1.0%	0.7%		0.8%	1.0%		1.0%	1.2%		0.0%	0.4%		0.9%	0.2%
Total Operating Expenses	19.6%	18.5%		18.5%	18.2%		21.6%	20.6%		10.5%	10.8%		26.4%	22.4%
Depreciation and Amortization	1.4%	1.3%		1.8%	1.8%		2.2%	2.1%		0.9%	0.9%		0.9%	0.6%
EBIT	2.3%	6.1%		4.0%	5.2%		4.3%	5.9%		3.2%	2.8%		4.8%	9.4%
Net Financial Revenue (Expenses)	2.4%	2.3%		2.1%	1.7%		2.7%	2.1%		0.7%	0.6%		3.3%	3.0%
Income Before Income Tax	-0.1%	3.8%		1.8%	3.4%		1.6%	3.8%		2.5%	2.2%		1.5%	6.4%
Income Tax	0.4%	1.1%		0.5%	0.9%		0.4%	1.0%		0.8%	0.7%		0.3%	2.1%
Net Income - Company	-0.5%	2.7%		1.3%	2.5%		1.2%	2.8%		1.6%	1.4%		1.2%	4.3%
Minority Interest - noncontrolling	-0.8%	0.7%		0.0%	-0.1%		-0.1%	-0.1%		0.0%	0.0%		0.7%	2.4%
Net Income - Controlling Shareholders(1)	0.4%	1.9%		1.4%	2.6%		1.3%	2.9%		1.6%	1.4%		0.5%	1.9%
EBITDA	3.9%	7.5%		6.0%	7.1%		6.6%	8.2%		4.2%	3.8%		6.0%	10.2%
Adjusted EBITDA (2)	4.9%	8.2%		6.7%	8.1%		7.7%	9.4%		4.2%	4.2%		6.9%	10.4%
(1) Net Income after noncontrolling shareholders
(2) Adjusted EBITDA by excluding the Other Operating Revenue (Expenses), thereby eliminating nonrecurring income, expenses and other nonrecurring items.

STATEMENT OF CASH FLOW
(R$ million)	Consolidated
	12.31.2015	12.31.2014
Net Income for the period	(314)	1,760
Adjustment for reconciliation of net income
Deferred income tax	31	222
Gain on disposal of fixed assets	125	58
Depreciation and amortization	1,104	931
Interests and exchange variation	1,154	1,118
Adjustment to present value	(3)	-
Equity pickup	(112)	(108)
Provision for contingencies	246	309
Share-Based Compensation	25	47
Allowance for doubtful accounts	552	518
Provision for obsolescence/breakage	65	35
Net gains (losses) resulting from dilution of equity interest	-	(16)
Deferred revenue	(161)	(32)
Other Operating Expenses	18	150
	2,730	4,992
Asset (Increase) decreases
Financial Investments	-	24
Accounts receivable	(404)	(922)
Inventories	(252)	(1,503)
Taxes recoverable	(437)	(476)
Dividends received	152	-
Other Assets	(85)	(69)
Related parties	(324)	(253)
Restricted deposits for legal proceeding	(82)	(20)
	(1,432)	(3,219)
Liability (Increase) decrease
Suppliers	2,550	3,556
Payroll and charges	159	72
Taxes and Social contributions payable	(192)	(432)
Other Accounts Payable	433	(188)
Contingencies	(351)	(257)
Deferred revenue	750	492
	3,349	3,243
Net cash generated from (used in) operating activities	4,647	5,016

CASH FLOW FROM INVESTMENT AND FINANCING ACTIVITIES

	Consolidated
(R$ million)	12.31.2015	12.31.2014
Acquisition of property and equipment	(1,581)	(1,379)
Increase Intangible assets	(419)	(518)
Sales of property and equipment	82	59
Net cash from corporate reorganization	-	168
Cash provided on sale of subisidiary	51	20
Net cash flow investment activities	(1,867)	(1,650)

Cash flow from financing activities
Increase (decrease) of capital	14	28
Funding and refinancing	6,389	6,780
Payments	(9,301)	(7,519)
Dividend Payment	(434)	(258)
Accounts payable related to acquisition of Companies	(74)	(67)
Proceeds from stock offering, net of issue costs	-	408
Proceeds from stock offering, net of issue costs	(4)	(8)
Intercompany loans	404	-
Net cash generated from (used in) financing activities	(3,006)	(636)

Monetary variation over cash and cash equivalents	92	52
Increase (decrease) in cash and cash equivalents	(134)	2,782

Cash and cash equivalents at the beginning of the year	11,149	8,367
Cash and cash equivalents at the end of the year	11,015	11,149
Change in cash and cash equivalents	(134)	2,782

	BREAKDOWN OF GROSS SALES BY BUSINESS
(R$ million)	4Q15%		4Q14%		Δ	2015	%	2014	%	Δ

Pão de Açúcar	1,894	8.6%	1,827	8.3%	3.7%	7,054	9.2%	6,665	9.2%	5.8%
Extra Supermercado	1,331	6.1%	1,385	6.3%	-3.9%	4,878	6.3%	5,062	7.0%	-3.6%
Extra Hiper	3,766	17.1%	4,055	18.5%	-7.1%	13,674	17.8%	14,279	19.6%	-4.2%
Convenience Stores (1)	289	1.3%	197	0.9%	46.4%	1,010	1.3%	677	0.9%	49.1%
Assaí	3,386	15.4%	2,647	12.1%	27.9%	11,308	14.7%	8,983	12.3%	25.9%
Other Businesses (2)	664	3.0%	542	2.5%	22.5%	2,319	3.0%	1,993	2.7%	16.4%
Food Businesses	11,329	51.5%	10,653	48.6%	6.3%	40,242	52.3%	37,660	51.7%	6.9%
Pontofrio	1,152	5.2%	1,644	7.5%	-29.9%	4,508	5.9%	5,906	8.1%	-23.7%
Casas Bahia	5,022	22.8%	5,565	25.4%	-9.8%	17,228	22.4%	19,777	27.2%	-12.9%
Cnova	4,488	20.4%	4,080	18.6%	10.0%	14,955	19.4%	9,461	13.0%	58.1%
Non-Food Businesses	10,661	48.5%	11,289	51.4%	-5.6%	36,691	47.7%	35,144	48.3%	4.4%
Consolidated	21,990	100.0%	21,942	100.0%	0.2%	76,933	100.0%	72,804	100.0%	5.7%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

	BREAKDOWN OF NET SALES BY BUSINESS
(R$ million)	4Q15%		4Q14%		Δ	2015	%	2014	%	Δ

Pão de Açúcar	1,742	8.8%	1,675	8.5%	4.0%	6,491	9.4%	6,115	9.3%	6.1%
Extra Supermercado	1,255	6.4%	1,303	6.6%	-3.7%	4,595	6.6%	4,762	7.3%	-3.5%
Extra Hiper	3,424	17.4%	3,673	18.7%	-6.8%	12,437	18.0%	12,948	19.8%	-3.9%
Convenience Stores (1)	270	1.4%	186	0.9%	45.0%	946	1.4%	638	1.0%	48.3%
Assaí	3,133	15.9%	2,452	12.5%	27.8%	10,453	15.1%	8,326	12.7%	25.5%
Other Businesses (2)	653	3.3%	530	2.7%	23.2%	2,275	3.3%	1,951	3.0%	16.6%
Food Businesses	10,477	53.2%	9,818	49.9%	6.7%	37,198	53.8%	34,741	53.0%	7.1%
Pontofrio	1,017	5.2%	1,466	7.5%	-30.6%	3,994	5.8%	5,222	8.0%	-23.5%
Casas Bahia	4,425	22.5%	4,916	25.0%	-10.0%	15,202	22.0%	17,390	26.5%	-12.6%
Cnova	3,791	19.2%	3,464	17.6%	9.4%	12,721	18.4%	8,172	12.5%	55.7%
Non-Food Businesses	9,232	46.8%	9,846	50.1%	-6.2%	31,917	46.2%	30,784	47.0%	3.7%
Consolidated	19,709	100.0%	19,665	100.0%	0.2%	69,115	100.0%	65,525	100.0%	5.5%
(1) Includes M inimercado Extra and M inuto Pão de Açúcar sales.
(2) Includes Gas Station, Drugstores, Delivery sales and revenues from the leasing of commercial galleries.

SALES BREAKDOWN (% of Net Sales)

	Consolidated (1)				Food Businesses
	4Q15	4Q14	2015	2014	4Q15	4Q14	2015	2014

Cash	44.2%	41.8%	42.5%	41.6%	52.7%	53.2%	52.1%	52.8%
Credit Card	46.1%	48.4%	47.7%	48.4%	37.5%	37.6%	38.2%	38.3%
Food Voucher	5.9%	4.9%	5.8%	4.9%	9.7%	9.1%	9.7%	8.9%
Payment Book	3.8%	4.9%	3.9%	5.0%	0.0%	0.0%	0.0%	0.0%

(1) Does not include Cdiscount.

	STORE OPENINGS/CLOSINGS BY BANNER
	12/31/2014	09/30/2015	Opened	Closed	Converted	12/31/2015

Pão de Açúcar	181	184	1	-	-	185
Extra Hiper	137	137	-	-	-	137
Extra Supermercado	207	199	-	-	-	199
Minimercado Extra	240	262	6	(5)	(14)	249
Minuto Pão de Açucar	16	39	9	-	14	62
Assaí	84	88	7	-	-	95
Other Business	241	239	1	-	-	240
Gas Station	83	82	1	-	-	83
Drugstores	158	157	-	-	-	157
Food Businesses	1,106	1,148	24	(5)	-	1,167
Pontofrio	374	301	-	(2)	(45)	254
Casas Bahia	663	715	1	(1)	45	760
Consolidated	2,143	2,164	25	(8)	-	2,181

Sales Area ('000 m2 )
Food Businesses	1,752	1,780				1,804
Consolidated	2,864	2,880				2,904

# of employees ('000) (1)	160	142				146
(1) Does not include Cdiscount employees.

FIGURES PER FORMAT ON 12/31/2015
	Number of	Sales Area
	Stores	(sq meter x1000)

Pão de Açúcar	185	237
Extra Hipermercado	137	803
Extra Supermercado	199	228
Convenience Stores	311	79
Assaí	95	373
Ponto Frio	254	166
Casas Bahia	760	934
GPA Bricks-and-Mortar	1,941	2,820
Other Business	240	85
Gas Station	83	73
Drugstores	157	12
GPA Consolidated	2,181	2,904

4Q15 Results Conference Call and Webcast
Thursday, February 25, 2016
10:00 a.m. (Brasília) | 8:00 a.m. (New York) | 12:00 p.m. (London)

Conference call in Portuguese (original language)
+55 (11) 2188-0155

Conference call in English (simultaneous translation)
+1 (646) 843-6054

Webcast: http://www.gpari.com.br

Replay
+55 (11) 2188-0400
Access code for Portuguese audio: GPA
Access code for English audio: GPA

http://www.gpari.com.br

Investor Relations Contacts

GPA Tel.: 55 (11) 3886-0421 Fax: 55 (11) 3884-2677 gpa.ri@gpabr.com www.gpari.com.br	Via Varejo Tel.: 55 (11) 4225-8668 Fax: 55 (11) 4225-9596 ri@viavarejo.com.br www.viavarejo.com.br/ri	Cnova Tel.: 33 (1) 5370-5590 investor@cnova.com www.cnova.com/investor-relations

The individual and parent company financial statements are presented in accordance with IFRS and the accounting practices adopted in Brazil and refer to the fourth quarter of 2015 (4Q15) and fiscal year 2015, except where stated otherwise, with comparisons in relation to the prior-year period.

Any and all non-accounting information or derived from non-accounting figures has not been reviewed by independent auditors.

To calculate EBITDA, we use earnings before interest, taxes, depreciation and amortization. The base used to calculate "same-store" gross sales revenue is determined by the sales made in stores open for at least 12 consecutive months and which did not remain closed for seven or more consecutive days in the period. Acquisitions in their first 12 months of operation are not included in the same-store calculation base.

GPA adopts the IPCA consumer price index as its benchmark inflation index, which is also used by the Brazilian Supermarkets Association (ABRAS), since it more accurately reflects the mix of products and brands sold by the Company.  The IPCA in the 12 months ended December 2015 was 10.67%.

About GPA: GPA is Brazil’s largest retailer, with a distribution network comprising over 2,000 points of sale as well as electronic channels. Established in 1948 in São Paulo, it has its head office in the city and operations in 20 Brazilian states and the Federal District. With a strategy of focusing its decisions on customers and better serving them based on their consumer profile in the wide variety of shopping experiences it offers, GPA adopts a multi-business and multi-channel platform with brick-and-mortar stores and e-commerce operations divided into five business units:  Multivarejo, which operates the supermarket, hypermarket and proximity store formats, as well as fuel stations and drugstores under the Pão de Açúcar and Extra banners; Assaí, which operates in the cash-and-carry wholesale segment; Via Varejo, with brick-and-mortar electronics and home appliance stores under the Casas Bahia and Ponto Frio banners; GPA Malls, which is responsible for managing the real estate assets, expansion projects and new store openings; and the e-commerce segment Cnova, which comprises the operations of Cnova Brazil, Cdiscount in France and their international websites.

Disclaimer: Statements contained in this release relating to the business outlook of the Company, projections of operating/financial results, the growth potential of the Company and the market and macroeconomic estimates are mere forecasts and were based on the expectations of Management in relation to the Company’s future. These expectations are highly dependent on changes in the market, Brazil’s general economic performance, the industry and international markets, and are thus subject to change.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: February 25, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.